Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The viaLink Company, Inc.

We consent to the use of our report dated March 5, 2004, with respect to the consolidated balance sheets of The viaLink Company, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 5, 2004 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP

Dallas, Texas
August 27, 2004